EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Three Months Ended March 30, 2002
Fixed charges:
Interest expense	$34
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	6
Estimated interest portion of rents	8

Total fixed charges	48

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$92
Eliminate equity in undistributed pre-tax income of Textron Finance	33
Fixed charges *	42

Adjusted income	$167

Ratio of income to fixed charges	3.48

*Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.